The Baker Law Firm, L.L.C.

Clients Come First

 June 4, 2019

To Whom It May Concern:

My name is Michael S. Baker and I represent Mr. Robert Zummo in CR2018-136436- 001, a criminal matter out of the Maricopa County Superior Court. I have represented Mr. Zummo since July, 2018. During the period of time I have represented Mr. Zummo, he has been nothing short of a pleasant, well intentioned, and excellent client to represent. I have practiced criminal defense in Arizona for the last fifteen (15) years and cannot say that I’ve had a better criminal defense client to work with.

That being said, it is my fervent opinion that what happened to Mr. Zummo is tragic. It is true that he was charged with three counts of Aggravated Assault. However, without going exhaustively into the facts, I believe Mr. Zummo was actually the victim in this matter. Notwithstanding my opinion, Mr. Zummo faced decades behind prison for the three charges he faced. For example, one count had a minimum sentence of at least five (5) years in prison and a maximum sentence of fifteen (15) years in prison. Two of the counts had a minimum sentence of seven (7) years in prison and a maximum sentence of twenty-one (21) years in prison. As a result of the potential prison term he faced if he went to trial on all three charges, he decided to accept a plea offer that will allow him probation.

What has happened to Mr. Zummo is not uncommon in the criminal justice system. Our state legislatures across this country have written draconian sentencing laws to be “tough on crime”. The other side of that coin is that most defendants like Mr. Zummo will never go to trial for fear if they lose they will spend the rest of their life in prison. I do not think for one second that Mr. Zummo, a veteran, a man with no criminal history whatsoever, intended or desired to place any other persons in fear of harm on the date and time of the incident which comprised the basis of the three charges he faced. He thought he was protecting his home and family from being burglarized or threatened. As is apt to happen, there was an overreaction by law enforcement and an unwillingness on the part of the state’s attorney’s office or police to look at the entire matter impartially. Accordingly, Mr. Zummo accepted a plea agreement that unfortunately required him to accept guilt but allowed him to be on probation.

Should you have any questions related to this matter please feel free to contact me at your convenience. Thank you.

Very Truly Yours,

s/Michael S. Baker

Michael S. Baker

The Baker Law Firm

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